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                                                                    Exhibit 99.4

                          [Fluke Networks Letterhead]
June 13, 2001

Dear Microtest Associates:

I am writing to you on a day that must be one of many emotions for you. While I'm sure you have many questions and concerns that this letter will not begin to address, I hope this note will be the start of an ongoing dialog that will lead you to being as excited as we are about the tremendous personal and professional opportunities a combined Microtest-Fluke Networks organization will bring.

Perhaps I can start by sharing what it is about your organization that we have admired over the years. First, we acknowledge that Microtest pioneered the cable test industry. Second, we have always envied your ability to quickly define and enter new markets; third, you have exhibited exceptional technical expertise in the development of your solutions.

Our companies' strengths are very complementary. Your most successful products are focused on the datacom contractor, while we have seen our greatest successes with the network owner. We each have strong positions in different parts of our distribution channels, and we have each taken complementary paths in the development of new technologies.

Combine these conclusions with the fact that many of our common competitors have merged recently and it becomes obvious that together we will be a much more formidable presence in a highly competitive marketplace. As a blended organization fully united behind delivering Fluke Networks' brand promise of Network SuperVision, we will undoubtedly be extremely well positioned for a successful future.

Please know that we are very excited to have Microtest, and especially you, as partners on this great adventure.

Sincerely,
Chris Odell
President
Fluke Networks, Inc.
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This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Danaher has not yet commenced the tender offer described herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/recommendation statement that will be filed by Microtest, with the Securities and Exchange Commission ("SEC") and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Microtest, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer statement and related materials may also be obtained for free by directing such requests to Danaher's Corporate Secretary. The solicitation/recommendation statement and related materials may also be obtained for free by directing such requests to Microtest's Investor Relations department.

Statements in this document that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.